EFiled: Dec 08 2017 11:23AM EST
Transaction ID 61431345
Case No. 2017-0880-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Indenture Trustee for YAHOO! INC. 0.00% Convertible Senior Notes Due 2018,	
	C.A. No. ___________
Plaintiff,	
v.	
ALTABA INC., formerly known as YAHOO! INC.,	
Defendant.	

VERIFIED COMPLAINT

Plaintiff The Bank of New York Mellon Trust Company, N.A., solely in its capacity as Indenture Trustee (the "Trustee"), under that certain Indenture (the "Indenture") dated as of November 26, 2013 entered into by defendant Altaba Inc., formerly known as Yahoo! Inc. (referenced herein as the "Company" or "Altaba" or, in respect of the period prior to June 13, 2017, as "Yahoo") as the issuer of $1.25 billion in aggregate principal amount of 0.00% Convertible Senior

Notes due 2018 (the "Notes")[1], at the direction of certain holders of the Notes, and by and through its undersigned attorneys, hereby alleges against Defendant Altaba as follows:

NATURE OF ACTION

1. As explained below, Altaba is presently in default of performance of its obligations under the Indenture, which obligations include (A) adjustment of the "Conversion Rate" upon the occurrence a "Make-Whole Fundamental Change" as such terms are defined in the Indenture and (B) notification to the Trustee and the holders of the Notes (collectively, the "Holders") of the occurrence of a Make-Whole Fundamental Change. Plaintiff brings this action for specific enforcement of the foregoing obligations of Altaba.

2. Plaintiff has no adequate remedy at law.

PARTIES

3. Plaintiff is a national banking association organized under the laws of the United States with its principal place of business at 400 South Hope Street, Suite 400, Los Angeles, California 90071.

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[1] The Notes were sold in a private placement under a purchase agreement, dated November 20, 2013, entered into by and among the Company, and J.P. Morgan Securities LLC and Goldman, Sachs & Co., as representatives of the several initial purchasers named therein (collectively, the "Initial Purchasers"). Yahoo also granted the Initial Purchasers an over-allotment option to purchase, within 30 days from November 20, 2013, up to an additional $187.5 million aggregate principal amount of the Notes on the same terms and conditions. There is currently $1,437,500,000 in aggregate principal amount of Notes outstanding.

4. Defendant Altaba is a Delaware corporation with its principal place of business at 140 East 45th, Street, 15th Floor, New York, New York 10017.[2]

JURISDICTION

5. This Court has subject matter jurisdiction over the claims set forth herein pursuant to 10 *Del. C.* § 341 in that Plaintiff seeks equitable relief in the form of specific performance and has no adequate remedy at law.

6. This Court has authority pursuant to 10 *Del. C.* § 6501 to provide declaratory relief to Plaintiff as requested herein in that there is an actual controversy within this Court's jurisdiction with respect to the rights and other legal relations of the parties.

7. This Court has personal jurisdiction over Defendant Altaba pursuant to 8 *Del. C.* § 321 because Altaba is a Delaware corporation.

ALLEGATIONS APPLICABLE TO ALL COUNTS

I. The Sale to Verizon of "Substantially All" of the Company's Assets

8. The Company, formerly known as Yahoo, was one of the earliest web portals and a pioneer in internet services, entertainment and search engines. Yahoo played an historic role in those transformative fields. Its business strategy

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[2] Prior to the Sale, defined below, Altaba was headquartered at a multi-acre campus in Sunnyvale, California.

focused on capitalizing on the shift in advertising from traditional media towards the internet. Yahoo's revenues from internet services were generated through advertising and other marketing activities on what was called the "Yahoo! Network". In addition, Yahoo generated revenues by establishing paying relationships with users for premium services.

9. In 2005, in support of its strategy to expand its internet services and other business activities in Asia, Yahoo acquired a minority interest in the non-public predecessor company of Alibaba Group Holding Limited ("Alibaba"). Although initially begun as a strategic partnership between Yahoo and Alibaba, the relationship subsequently stalled. As a result, for several years Yahoo held its stake in Alibaba as a passive investment. To date, Alibaba has not paid any dividends to stockholders.

10. Historically, virtually all of Yahoo's operating revenues have been generated by Yahoo's core businesses, including its web portal and related internet services.

11. Since at least 2014, Yahoo stockholders clamored to obtain a more direct benefit from Yahoo's stake in Alibaba and pressured management to find a way to separate Yahoo's revenue generating operating business from its passive investment in Alibaba.

12. During the period from 2014 through 2016, Yahoo explored different strategies to enhance the benefit to its stockholders from its interest in Alibaba while continuing to invest and develop the core Yahoo business. On July 25, 2016, Verizon Communications Inc. ("Verizon") announced a transaction with Yahoo pursuant to which "all of the assets and liabilities constituting Yahoo's operating business" would be acquired by Verizon for approximately $4.83 billion in cash (the "Sale").

13. On June 13, 2017, the Sale closed. On the same day, Yahoo changed its name to Altaba Inc. and changed its NASDAQ ticker symbol to "AABA". The Sale was preceded by the formal approval of stockholders of the Company at a Special Meeting held on June 8, 2017.

14. Upon the Sale, the Company ceased to be an operating business. Three days after the Sale, in compliance with law and consistent with its previously disclosed plans, the Company registered with the Securities and Exchange Commission (the "SEC") as an independent, non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the "'40 Act Registration"). *See* Altaba N-2 Registration Statement: ("Prior to registering as an investment company on June 16, 2017, [Altaba] was an operating company."). The Investment Company Act of 1940 (the "'40 Act") and the regulations promulgated under the '40 Act imposes a regime of substantive,

operational and disclosure obligations and restrictions on companies subject thereto to which the Company was not subject prior to the '40 Act Registration.

15. Altaba's assets consist principally of its minority interests in Alibaba and in Yahoo Japan Corporation ("Yahoo Japan") (collectively, the "Minority Interests"). Altaba also retains a portfolio of intellectual property assets (the "Non-core IP Assets") not used in the Yahoo core business which are licensed on a royalty-free basis to Verizon. Altaba does not share in Alibaba's operating revenue. Its sole interest in Alibaba is as a stockholder.

16. Prior to the Sale, Yahoo had been included within the Standard and Poor's 500 Composite Index (the "S&P 500") and other indices. Because the Sale and the '40 Act Registration would result in the removal of Yahoo from such indices, the Sale was preceded by a $3 billion tender offer (the "Tender Offer") to facilitate divestiture of Yahoo stock by institutions forced to sell their Yahoo holdings to comply with their investment restrictions.

17. The Tender Offer, the Sale and the '40 Act Registration were each completed by the Company as part of a highly-orchestrated, coordinated and interconnected plan by the Company to cease all operations and to return all of its assets, or the value thereof, to its stockholders (the "Plan"). As part of this Plan, the Company currently intends to sell the Minority Interests and the Non-core IP

Assets, and, upon information and belief, is engaged in the pursuit of strategies to do so.

18. Upon completion of the Plan, the Company will have liquidated and monetized all of the Minority Interests and the Non-core IP Assets, and will have distributed the Minority Interests and the Non-core IP Assets or the value of those assets to its stockholders.

II. The Company's Conversion Obligations Under the Indenture

19. The Notes were issued on or about November 26, 2013 and are due on December 1, 2018 (the "Maturity Date").

20. The Notes bear no interest. Return on investment in the Notes at the time they were offered for sale was strictly a function of the right (the "Conversion Privilege"), exercisable at certain times, to receive a certain number of shares of Company common stock or the cash equivalent thereof upon tender of $1,000 par value of Notes. The number of shares of Company common stock, or the value thereof, to be received upon exercise of the Conversion Privilege was initially set under the Indenture at 18.7161 per $1,000 par value of Notes.[3] At the

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[3] Section 14.01 of the Indenture provides in applicable part that "each Holder of a Note shall have the right, at such Holder's option, to convert all or any portion ... of such Note [subject to satisfaction of specified conditions and under the circumstances and during the periods specified in Article 14 of the Indenture] ... at an initial conversion rate of 18.7161 shares of Common Stock (subject to adjustment as provided in this Article 14, the "Conversion Rate") per $1,000 principal amount of Notes...[.]"

time the Notes were offered for sale, the price of Yahoo common stock was approximately $36.

21. The Holders that purchased the Notes did so based on the *possibility* that the price of the common stock of the Company would trade up to the point where the conversion feature became profitable. At the 18.7161 initial conversion rate, the Holders would receive value in excess of the $1,000 principal amount of Notes only if the price of the Company's common stock of exceeded $53.43 per share during a time at which the Holders are entitled to exercise the Conversion Privilege. If, prior to the Maturity Date, the Holders were unable to exercise the Conversion Privilege while Yahoo common stock was "in the money", the Holders stood the risk of having lent money without receiving a positive return on their investment. Instead, upon the Maturity Date, the Holders would have risked their capital and have provided the Company with the use of their money for five years for free.

22. Subject to certain exceptions, the Conversion Privilege can only be exercised during the three-month period after September 1, 2018, through the Maturity Date.

23. One exception allowing for conversion prior to September 1, 2018, is the occurrence of a transaction falling within the Indenture's definition of a "Make-Whole Fundamental Change."

24. One type of "Make-Whole Fundamental Change" provided for in the Indenture is "any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets" of the Company. Because the Sale resulted in the sale of all of Yahoo's operating assets, under the Indenture, the Sale is a "Make-Whole Fundamental Change."[4]

25. The Indenture provides that if a Make-Whole Fundamental Change occurs or becomes effective prior to the Maturity Date, the conversion rate for the Notes will be adjusted by the addition thereto of the number of shares (the "Additional Shares") of common stock indicated by a table included in Section 14.03(d) of the Indenture. Plaintiff has calculated that as a result of the Sale, under the applicable provisions of the Indenture, the number of Additional Shares (or the

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[4] Although it has transferred all of its operating assets under the Sale, Yahoo retains material liabilities arising from those past operations. Yahoo has disclosed that user account information for approximately 500 million user accounts was stolen from Yahoo's network in late 2014 and that data associated with over a billion accounts was stolen in 2013. Other cybersecurity breaches involving the use of forged cookies were disclosed as impacting approximately 32 million user accounts in 2015 and 2016. Under its agreement with Verizon in connection with the Sale, Altaba will be responsible for 50% of certain cash liabilities under consumer class action cases related to the security incidents. Substantially all of the liability associated with these security breaches has been retained by the Company. Numerous lawsuits, including putative class actions, have been filed against the Company arising from these security breaches. Additional lawsuits and claims related to the breaches may be asserted by users, partners, shareholder or others. The Company presently takes the position that it "cannot reasonably estimate a range of possible losses" related to legal proceedings for which it remains responsible.

value thereof) to which the Noteholders are entitled is 2.8076 per $1,000 principal amount of Notes.

26. In advance of the anticipated occurrence of a Make-Whole Fundamental Change, the Company is required under the Indenture to (i) send a timely notice to Holders of the event constituting the Make-Whole Fundamental Change and (ii) accept tender of Notes for settlement in accordance with the provisions of the Indenture creating the Holders' Conversion Privilege and the Company's corresponding "Conversion Obligation".

27. Despite adoption of the plan to sell all of the Company's operating assets pursuant to the Sale, and the consummation of the Sale, no notice of a Make-Whole Fundamental Change was provided by the Company. Moreover, in a writing to Plaintiff from the Company's outside counsel, the Company unequivocally repudiated any obligation to treat the Sale as a Make-Whole Fundamental Change.

28. Under Section 6.01(d) of the Indenture, the Company's failure to issue a formal notice upon the occurrence of a Make-Whole Fundamental Change is an immediate Event of Default.

29. The Company's repudiation of its obligation to adjust the Conversion Rate as a result of the Sale, has deprived, and if not remedied, will continue to deprive the Holders of the benefit of their bargain. As stated above, it is

the intention of the Company going forward to liquidate and monetize its remaining assets, none of which generate revenue from operations, and to distribute the value of those assets to its stockholders.

30. Upon an Event of Default, the Trustee is entitled to bring suit to require the Company to specifically perform obligations due to be performed by the Company under the Indenture.

31. Section 6.07 provides in relevant part as follows:

> In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the *specific enforcement of any covenant or agreement contained in this Indenture* or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

(Emphasis added.)

32. Acting under authority of *inter alia,* Section 6.07 of the Indenture, the Trustee brings this action to specifically enforce the right of the Holders to an adjustment of the Conversion Rate and to surrender the Notes to the Company for conversion at such adjusted Conversion Rate.

COUNT I
(Declaratory Judgment)

33. The Trustee repeats the allegations contained in paragraphs 1 through 32 above as if fully set forth herein.

34. There is an actual controversy between the Trustee and Altaba regarding the occurrence of a Make-Whole Fundamental Change which will be resolved by a judicial declaration.

35. The Trustee is entitled to a judicial declaration, *inter alia*, (i) that the Sale constituted a transfer of all or substantially all of Yahoo's assets and, as such, a Make-Whole Fundamental Change, (ii) that, as a result, the Conversion Privilege of the Holders was triggered and the Holders became entitled to a notice from the Company specifying the period during which the Notes could be surrendered for conversion, (iii) that Altaba was required to adjust the conversion rate by the addition of the Additional Shares, and (iv) that, as a result of the Make-Whole Fundamental Change, Altaba was required to perform its Conversion Obligation through the making of the payments or deliveries specified in Section 14.02 of the Indenture at the times and in the manner specified therein with reference to the occurrence of a Make-Whole Fundamental Change. The Trustee has no adequate remedy at law.

COUNT II
(Specific Performance)

36. The Trustee incorporates by reference all the allegations contained in paragraphs 1 through 35 above as if fully set forth herein.

37. The Trustee seeks an order from this Court requiring Altaba to comply with the Indenture.

38. The Trustee is authorized under the Section 6.07 of the Indenture to protect the rights of the Holders, *inter alia*, by suit for the specific enforcement of any covenant contained in the Indenture.

39. The Trustee has no adequate remedy at law.

COUNT III
(Costs and Expenses in Enforcing Yahoo's Obligations)

40. The Trustee incorporates by reference all the allegations contained in paragraphs 1 through 39 above as if fully set forth herein.

41. Pursuant to Section 7.06 of the Indenture, Altaba agreed to pay to the Trustee compensation for all services rendered by it under the Indenture, to pay or reimburse the Trustee for all reasonable expenses, disbursements, and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of the Indenture, and to indemnify and hold harmless the Trustee against any and all loss, damage, claim, liability, cost or expense incurred in connection with, *inter alia*, the exercise or performance of any of its powers or duties under the Indenture.

42. By reason of the foregoing, Altaba is obligated to pay the Trustee the costs and expenses, including reasonable attorneys' fees, incurred in connection with enforcing Altaba's contractual obligations under Article 14 of the Indenture.

REQUESTS FOR RELIEF

WHEREFORE, the Trustee prays for relief as follows:

i.   On Count I, a judicial declaration that the Sale constitutes a Make-Whole Fundamental Change and requires the adjustment of the initial conversion rate by the addition of the Additional Shares;

ii.   On Count II, issuance of an order by this Court directing Altaba to comply with the Indenture by performing its Conversion Obligation;

iii.   On Count III, entry of judgment by this Court awarding the Trustee fees and expenses, including its reasonable attorneys' fees and costs in bringing this action;

iv.   An award of costs pursuant to 10 *Del. C.* § 6510; and

v.   For such other and further relief as the Court deems just and proper.

Dated: Wilmington, Delaware
        December 8, 2017


FOX ROTHSCHILD LLP

/s/ Neal J. Levitsky, Esquire
Neal J. Levitsky, Esquire (No. 2092)
Seth A. Niederman, Esquire (No. 4588)
Kasey H. DeSantis, Esquire (No. 5882)
919 North Market Street, Suite 300
Wilmington, Delaware 19899-2323


Attorneys for The Bank of New York Mellon
Trust Company, N.A., in its capacity as
Indenture Trustee

BROWN RUDNICK LLP
May Orenstein, Esq.
John F. Storz, Esq.
Seven Times Square
New York, NY 10036
Telephone: (212) 209-4800